SI ..... COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2005
WASH. D.C. 213

SEC FILE NUMBER

8- 50545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwood Partners L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road   Suite 424
                    (No. and Street)

Jenkintown   PA   19046
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Greenberg   215 886 4646
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
                    (Name — if individual, state last, first, middle name)

1601 Walnut Street   Suite 815   Philadelphia, PA   19102
  (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Greg Greenberg _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Greenwood Partners L.P. _____, as of _____ December 31, _____, 19̶ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Sworn and subscribed to before me this 28th day of Feb 2005.

X _____ Signature

_____ Notary Public

MANAGING GENERAL PARTNER
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒/A(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Greenwood Partners L.P.
Financial Statements
and Additional Information
December 31, 2004

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Partners'
Greenwood Partners L.P.

We have audited the statement of financial condition of
Greenwood Partners L.P. as of December 31, 2004, and the related
statements of income, changes in partners' capital, and cash flows
for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those standards
require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of
material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable basis
for our opinion.

In our opinion, the financial statements referred to above
presents fairly, in all material respects, the financial position of
Greenwood Partners L.P. as of December 31, 2004, and the results of
its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the
United States of America.

Our audit was made for the purpose of forming an opinion on the
basic financial statements, taken as a whole. The information
contained in schedules on pages 9-12 are presented for purpose of
additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by
rule 17a-5 of the Sercurities and Exchange Commission. Such
information has been subjected to the auditing procedures applied in
the examination of the basic financial statements and, in our
opinion, is fairly stated in all matertial respects in relation to
the basic financial statements taken as a whole.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 14, 2005

-1-

Greenwood Partners L.P.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and Cash Equivalents		$454,290.33
Receivables		
Clearing Organization		15,413.13
Loans Receivable		59,722.79
Securities with		
Clearing Organization		3,656,079.25
Deposits and Prepaids		4,852.75
Furniture, Equipment and		
Leasehold Improvements, at cost	$199,590.95	
Less: Accumulated Depreciation	(133,457.00)	
Total Property, Plant		
And Equipment		66,133.95
Investments		25,000.00
Organization Costs-Net		5,781.00
TOTAL ASSETS		$4,287,273.20

LIABILITIES AND
PARTNERS' Capital

Liabilities		
Clearing Agency Credit	$587,400.69	
Securities Short	1,177,949.00	
Accounts Payable	11,026.99	
Accrued Expenses	91,725.02	
Payroll Taxes Payable	316.49	
TOTAL LIABILITIES		1,868,418.19
Partners' Capital		
PARTNERS' CAPITAL		2,418,855.01
TOTAL LIABILITIES AND		
PARTNERS' CAPITAL		$4,287,273.20

-2-

The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Income and Expense
Year Ended December 31, 2004

Twelve Months

REVENUES

Gain from Trading	$1,456,731.47
Interest Income	7.39
Other Income	7,752.78
Total Revenues	1,464,491.64

EXPENSES

Communications Expense	90,637.07
Employee Compensation and benefits	527,068.76
Interest Expense	27,457.24
Occupancy Rental	29,297.10
Other Operating Expense	299,496.82
Total Expenses	973,956.99
Net Income	$490,534.65

The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Changes in Partners' Capital
December 31, 2004

Schedule of Partners' Capital

General Partner's Beginning	($37,813.62)
Limited Partners' Beginning	2,095,716.67
Net Income - 2004	490,534.65
Limited Partners' Distributions	(129,582.69)
Total Partners' Capital	$2,418,855.01

-4-

The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:
Net Income $490,534.65
Adjustments to reconcile net income
to net cash provided by operating
activities:

Depreciation	$45,853.00	
Gain on obsolete equipment	(58,668.00)	
Reduction of Investments	5,847.00	
Change in receivables	964,132.65	
Change in loans receivable	(31,763.81)	
Change in securities with Clearing Organization	(378,736.00)	
Change in deposits	3,226.06	
Change in accounts payable	(19,820.51)	
Change in payroll taxes payable	97.01	
Change in accrued expenses	3,674.51	
Change in Clearing Agency Credit	587,400.69	
Change in Securities Short	(1,207,984.00)	
Total adjustments		(86,741.40)
Net cash provided by operating activities		403,793.25

Cash flows from investing activities:

Purchase of equipment	(10,990.72)	
Net cash used by investing activities		(10,990.72)

Cash flows from financing activities:

Partners' Capital Withdrawals	(129,582.69)	
Net cash used by financing activities		(129,582.69)

Net change in cash and cash equivalents	263,219.84
Cash and cash equivalents at beginning of year	191,070.49
Cash and cash equivalents end of year	$454,290.33

Supplemental disclosure

Interest paid	$27,457.24

-5-

The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Notes to Financial Statements
December 31, 2004

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in August, 1997 under the laws of the State of Delaware for the purpose of trading securities and other related financial instruments.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over useful lives of the assets which is three or five years. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis.

Income Taxes

As a limited partnership company, the Company does not pay federal or state taxes on its taxable income. Instead, the partners' are liable for federal and state taxes on the Company's taxable income.

Cash

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninty days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Continued

NOTE 2 - COMMITMENTS

The Company has entered into a three year lease for office space dated January 13, 2004, expiring March 31, 2007. The following is a schedule of future minimum payments required under the lease as of December 31, 2004:

Period ending December 31, 2005:	18,354.
Period ending December 31, 2006:	18,354.
Period ending March 31, 2007:	4,588.
	$ 41,296.

The Company has an agreement with a clearing organization which is a registered broker-dealer with the Securities and Exchange Commission, to act as Greenwood Partners L.P.'s agent in providing certain broker services for the Company.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had a net capital of $1,256,516. which was $ 1,156,516. in excess of its required net capital of $100,000. The Company's net capital ratio was 8.2 to 1.

NOTE 4 - RETIREMENT PLANS

The Company has two qualified, noncontributory, defined contribution retirement plans covering substantially all of its employees. All employees are eligible after completing one(1) Year of Service; which is defined as 1000 hours of service, and has attained age 21. The vested portion of any participant's account shall be 100% after completing one Year of Service. The Money Purchase Pension Plan has a mandatory contribution equal to four(4%) percent of each covered employee's salary. For the year ended December 31, 2004, the contribution totaled $9,829. The Profit Sharing Plan has a discretionary contribution rate of 0% to 15%. For the current year there are no contributions. There are no unfunded liabilities from prior years.

NOTE 5 - FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statements of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL

Total Partnership Capital Qualified
    for Net Capital $ 2,418,856

Add: A. Liabilities subordinated to claims
         of general creditors allowable in
         computation of net capital   -0-

Total capital and allowable subordinated
    liabilities $ 2,418,856.

Deductions and/or charges

A. Non-allowable Assets
   Prepaid expenses, deposits $ 10,634.
   Furniture, Equipment and Leasehold
     Improvements (net of depreciation)   66,134.
   Investments   38,685.
   Receivables   59,724.
B. Other Deduction-Blockage charge   418,257.

Total Deductions and/or Charges   593,434.

Net Capital before haircuts $1,825,422.

Less:
  Haircuts   568,906.

Net Capital $1,256,516.

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 103,068.
Total aggregate indebtedness	$ 103,068.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$ 100,000.
Excess net capital at 1500%	$1,156,516.
Excess net capital at 1000%	$1,246,209.
Ratio: Aggregate Indebtedness to Net Capital	8.2 to 1

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
    (Included in Part IIA of Form X-17A-5 as of
        December 31, 2004

Net Capital, as reported in Company's
    Part IIA (unaudited) FOCUS Report $1,256,516.

        Less:
            Net Audit Adjustments   0.

Net Capital per above (Note-3) $1,256,516.

Greenwood Partners L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2004

Greenwood Partners L.P. claims an exemption from Rule 15c3-3 based
on Section 15c3-3(k)(2)(ii) who, as an introducing broker or
dealer, clears all transactions with and for customers on a
fully disclosed basis with a clearing broker or dealer, and
who promptly transmits all customer funds and securities to
the clearing broker or dealer which carries all of the accounts
of such customers and maintains and preserves such books and
records pertaining thereto pursuant to the requirements of Rules
17a-3 and 17a-4, as are customarily made and kept by the
broker or dealer.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF OF THE SECURITIES AND EXGHANGE COMMISSION

As of December 31, 2004

Greenwood Partners L.P. claims an exemption from Rule 15c3-3 based
on Section 15c3-3(k)(2)(ii) who, as an introducing broker or
dealer, clears all transactions with and for customers on a
fully disclosed basis with a clearing broker or dealer, or
who promptly transmits all customer funds and securities
to the clearing broker or dealer which carries all of the
accounts of such customers and maintains and preserves
such books and records pertaining thereto pursuant to the
requirements of Rule 17a-3 and 17a-4, as are customarily
made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Partners'
Greenwood Partners L.P.

    In planning and performing our audit of the financial
statements and supplemental schedules of Greenwood Partners L.P. for
the year ended December 31, 2004, we considered its internal
control, including control activities for safeguarding securities,
in order to determine our auditing procedures for the purposes of
expressing our opinion on the financial statements and not to
provide assurance on internal control.

    Also, as required by rule 17-a-5(g)(1) of the Securities and
Exchange Commission (SEC), we made a study of the practices and
procedures that we considered relevant to the objectives state in
rule 17-a-5(g) in making the periodic computations of aggregate
indebtedness (or aggregate debits) and net capital under rule
17a-3(a)(11) and for determining compliance with exemptive
provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
     verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for
     securities under Section 8 of the Federal Reserve
     Regulation T of the Board of Governors of the Federal
     Reserve System

    The management of the Company is responsible for establishing
and maintaining a system of internal accounting control and the
practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgements by
management are required to assess the expected benefits and related
costs of control

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters invloving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 14, 2005